UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)* Calithera Biosciences, Inc.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 13089P101
(CUSIP Number)
Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku, Tokyo MO 103-8668 Yoshihiro Nakagawa Tel: +81-6-6204-2044	Polsinelli PC 1401 Eye Street NW Washington, D.C. Attn: Shashi Khiani Tel: +1-202-626-8312
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 17, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 13089P101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No: 13089P101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No: 13089P101	Page 4 of 8 Pages

Explanatory Note:
This Amendment No. 2 (this “Amendment”) is being filed by the Reporting Persons (as defined below) to amend and restate certain of the items set forth in the Schedule 13D (the “Initial Filing”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2022, as amended by Amendment No. 1 to the Initial Filing (collectively, the “Prior Filing”) in relation to the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc, a Delaware corporation (the “Issuer”). Information reported in the Prior Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein but not defined shall have the meaning given to them in the Prior Filing. This Amendment constitutes an exit filing of the Reporting Persons.

Item 3.Source and Amount of Funds or Other Consideration.
Item 3 of the Prior Filing is hereby amended and restated as follows:
In accordance with a certain Asset Purchase Agreement between the Issuer and Millennium Pharmaceuticals, Inc. (“Millennium”) dated as of October 18, 2021 (the “APA”), Millennium and the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer issued to Millennium 1,000,000 shares of the Issuer’s Series A convertible preferred stock (the “Preferred Stock”) as part of the purchase price paid by the Issuer to acquire or license from Millennium certain technology, intellectual property and other assets.
On July 1, 2022, the Reporting Persons effected an internal reorganization (the “Restructuring”) whereby Millennium, a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. (“TPUSA”), distributed the Preferred Stock to TPUSA. Immediately thereafter and in connection with the Restructuring, the Preferred Stock was contributed by TPUSA to Takeda Ventures, Inc. (“TVI”). No additional consideration was received by Millennium, TPUSA or TVI in relation to the distribution or contribution of the Preferred Stock.
On April 17, 2023, TVI and the Issuer entered into a Securities Repurchase and CVR Agreement (the “SPA”) pursuant to which, amongst other things, the Issuer repurchased the Preferred Stock for (i) $4.0 million in aggregate cash consideration, (ii) a right to receive certain securities held by the Issuer and (iii) a contingent value right entitling TVI to receive all the remaining proceeds from the sale of the Issuer’s assets (not to exceed a specified amount), after establishing a reserve, which will be used to pay all expenses and other known, non-contingent liabilities and obligations, and includes reasonable provision for future expenses of liquidation and contingent and unknown liabilities as required by Delaware law; provided, however, TVI agreed that if the holders of the Common Stock approved the its Plan of Dissolution at a special meeting before June 30, 2023, then the Issuer could distribute up to $0.40 per share in a common stock liquidating distribution to the holders of Common Stock prior to any future distribution to Takeda pursuant to the contingent value right; provided, further, if the holders of Common Stock do not approve the Issuer’s Plan of Dissolution at a special meeting before June 30, 2023, then the Issuer will not make the aforementioned common stock liquidating distribution to the holders of Common Stock.
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.
Item 4.Purpose of Transaction.
Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:
On October 18, 2021, in accordance with the APA, Millennium and the Issuer entered into the Purchase Agreement, pursuant to which the Issuer issued to Millennium 1,000,000 shares of Preferred Stock, at a valuation of $2.04 per equivalent one share of Common Stock for an aggregate deemed issue price of $35.0 million.
On May 23, 2022, the Issuer and Millennium entered into an amendment to the APA (the “APA Amendment”) to amend certain economic terms under the APA. Pursuant to the APA Amendment, on May 23, 2022, the Issuer filed a Certificate of Amendment to the Certificate of Designations, which limits the aggregate number of shares of Common Stock to be issued upon conversion of the Preferred Stock to a maximum of 6,644,014 shares of Common Stock (the “Share Cap,” as adjusted for the Reverse Split (as defined below)), subject to adjustment in the event of a stock split, stock dividend, combination or other proportionate adjustment.
On June 1, 2022, the Issuer’s stockholders approved the issuance of more than 20% of the outstanding shares of Common Stock to Millennium (“the Stockholder Approval”), thereby increasing Millennium’s beneficial

CUSIP No: 13089P101	Page 5 of 8 Pages

ownership of Common Stock from 14,817,484 to 17,156,863 before the Reverse Split (as defined below) took effect.
On June 14, 2022, the Issuer effected a one-for-twenty (1:20) reverse stock split (the “Reverse Split”), whereby every twenty shares of Common Stock was automatically converted into one share of Common Stock. The conversion price of the Preferred Stock was proportionately adjusted from $2.04 per share to $40.80 per share in connection with the Reverse Split.
In connection with the Restructuring, Millennium, TPUSA and TVI entered into a Master Interest Transfer Agreement (the “Transfer Agreement”), dated as of July 1, 2022, pursuant to which Millennium distributed the Preferred Stock to TPUSA and, immediately thereafter, TPUSA contributed the Preferred Stock to TVI.
On April 17, 2023, the Issuer repurchased the Preferred Stock pursuant to the terms of the SPA. The SPA contemplates a potential liquidation of the issuer and the distribution of a material amount of the Issuer’s assets to TVI.
Millennium acquired the securities described in this Amendment in connection with the APA and the Purchase Agreement. Subsequently, Millennium distributed the securities described in this Amendment to TVI in connection with the Restructuring pursuant to the Transfer Agreement. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.
Item 5.Interest in Securities of the Issuer.
Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:
(a)    See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.

CUSIP No: 13089P101	Page 6 of 8 Pages

(b)    See rows (7) through (10) of the cover pages to this Amendment for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)    Other than the Issuer’s repurchase of the Preferred Stock (which were convertible into Common Stock) pursuant to the SPA, no transactions in Common Stock were effected by the Reporting Persons during the 60 days prior to the date hereof.
(d)        To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
(e)        Not applicable.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Prior Filing is hereby amended and restated in its entirety as follows:
Item 4 above summarizes certain provisions of the APA, the APA Amendment, the Transfer Agreement, the Purchase Agreement and SPA and is incorporated herein by reference. A copy of each of the APA, APA Amendment, the Purchase Agreement and the SPA is attached as an exhibit to this Amendment and incorporated herein by reference.
Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.Material to be Filed as Exhibits.

Exhibit No.	Description
1	Identification of the subsidiary which acquired the security being reported on by the parent holding company.
2	Joint Filing Agreement (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with the SEC on July 6, 2022).
3
Asset Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2021).

4
Amendment to the Asset Purchase Agreement, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc., dated as of May 23, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2022.

5
Preferred Stock Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2021).

6
Calithera Biosciences, Inc. Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19 2021).

7
Calithera Biosciences, Inc. Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 23, 2022).

8*	Securities Repurchase and CVR Agreement, dated as of April 17, 2023, by and between Calithera Biosciences, Inc. and Takeda Ventures, Inc.

CUSIP No: 13089P101	Page 7 of 8 Pages

*Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

CUSIP No: 13089P101	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Global General Counsel

TAKEDA VENTURES, INC..

By	/s/ Michael Martin
	Name:	Michael Martin
	Title:	President

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
Takeda Pharmaceutical Company Limited
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo MO 103-8668.

Director	Principal Occupation	Citizenship
Christophe Weber	Representative Director, President and Chief Executive Officer of Takeda	France
Masato Iwasaki, Ph.D.	Representative Director, Japan General Affairs at Takeda	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda	US
Costa Saroukos	Chief Financial Officer of Takeda	Australia
Olivier Bohuon	Former Director and Chairman at LEO Pharma A/S	France
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	Singapore
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Senior Executive Advisor of CVC Japan	Japan
Steven Gillis	Managing Director at ARCH Venture Partners	US
John Maraganore	Former Chief Executive Officer and Director of Alnylam Pharmaceuticals	US
Kimberly A. Reed	Former Chairman of the Board of Directors, President and CEO of the Export-Import Bank of the United States	US
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland
Masami Iijima	Counselor of Mitsui & Co., Ltd	Japan

Executive Officer	Title – Principal Occupation	Citizen
Christophe Weber	President and Chief Executive Officer	France
Masato Iwasaki, Ph.D.	Director, Japan General Affairs	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Gabriele Ricci	Chief Data & Technology Officer	Italy
Giles Platford	President, Plasma-Derived Therapies Business Unit	UK
Gerald Greco	Global Quality Officer	US
Julie Kim	President, US Business Unit	US
Koki Sato	Corporate Strategy Officer & Chief of Staff	Japan
Lauren Duprey	Chief Human Resources Officer	US
Marcello Agosti	Global Business Development Officer	Italy
Milano Furuta	President, Japan Pharma Business Unit	Japan
Mwana Lugogo	Chief Ethics & Compliance Officer	Kenya
Ramona Sequeira	President, Global Portfolio Division	Canada
Takako Ohyabu	Chief Global Corporate Affairs & Sustainability Officer	Japan
Teresa Bitetti	President, Global Oncology Business Unit	US
Thomas Wozniewski	Global Manufacturing & Supply Officer	Germany
Yoshihiro Nakagawa	Global General Counsel	Japan

Takeda Ventures, Inc.
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Ventures, Inc. (“TVI”) are set forth below. If no address is given, the business address is 9625 Towne Centre Drive, San Diego, California 92121.

Director	Principal Occupation	Citizenship
Michael Martin	Head of TVI	US
Andrew Plump	President, Research & Development	US
Steve Hitchcock	Chief Scientific Officer	US

Director	Title – Principal Occupation	Citizenship
Michael Martin	President, Treasurer and Secretary	US
Paul Sundberg	Assistant Secretary	US
Scott Dessing	Assistant Treasurer	US